UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2022
Commission File Number: 001-40850
Exscientia plc
(Translation of registrant’s name into English)
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        ☒ Form 20-F     ☐ Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”), excluding Exhibit 99.1 to this Report, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-260315) of Exscientia plc and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Launch of Strategic Collaboration with MD Anderson

On November 14, 2022, Exscientia plc (the “Company”) announced it has entered into a strategic collaboration with MD Anderson to align its artificial intelligence (AI) capabilities with the drug discovery and development expertise of MD Anderson in order to advance novel small-molecule oncology therapies. A copy of the Company’s press release with this announcement is furnished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 14, 2022, Exscientia and MD Anderson Launch Strategic Collaboration to Leverage AI in Developing Novel Oncology Treatments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	November 14, 2022	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer